UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 000-28508

Flamel Technologies
(Translation of registrant's name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                       Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                                       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-____________

INFORMATION FILED WITH THIS REPORT
Document Index

99.1	Press Release dated May 31, 2011

99.2	Notice of a Combined Ordinary and Extraordinary Meeting of Shareholders on June 24, 2011

99.3	Draft Resolutions to be submitted at the Ordinary and Extraordinary General Shareholders’ Meeting on June 24, 2011

99.4	Management Report prepared by the Board of Directors to be presented at the Annual Ordinary Shareholders’ Meeting on June 24, 2011

99.5	Board Report to be submitted at the combined Shareholders’ Meeting on June 24, 2011

99.6	Form of Proxy to Shareholders

99.7	Form of Proxy to ADS Holders

99.8	Document and Information Request Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies S.A.

Dated: May 31, 2011	/s/ Stephen H. Willard
Stephen H. Willard
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1 99.2 99.3 99.4 99.5 99.6 99.7 99.8
Press Release dated May 31, 2011

Notice of a Combined Ordinary and Extraordinary Meeting of Shareholders on June 24, 2011

Draft Resolutions to be submitted at the Ordinary and Extraordinary General Shareholders’
Meeting on June 24, 2011

Management Report prepared by the Board of Directors to be presented at the Annual Ordinary
Shareholders’ Meeting on June 24, 2011

Board Report to be submitted at the combined Shareholders’ Meeting on June 24, 2011

Form of Proxy to Shareholders

Form of Proxy to ADS Holders

Document and Information Request Form